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                         ARTESIAN RESOURCES CORPORATION
                               664 CHURCHMANS ROAD
                                NEWARK, DE 19702




August 10, 2005

Securities and Exchange Commission
100 F. Street N.E.
Washington, DC  20549
Attention:    Michael Moran
              Accounting Branch Chief
              Division of Corporation Finance

Re:      ARTESIAN RESOURCES CORPORATION
         ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004 FILED MARCH 31, 2005
         FILE NO. 0-18516
         ----------------

Dear Mr. Moran:

On behalf of Artesian Resources Corporation (the "Company"), we are responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") contained in your letter to the undersigned dated July 18, 2005 with respect to the Company's Annual Report on Form 10-K referenced above (the "Form 10-K").

In response to your letter, set forth below are the Staff's comments in bold followed by the Company's responses to the Staff's comments. We have sent to your attention three courtesy copies of this letter as filed via EDGAR.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 12

1. WE NOTE THAT YOU CAPITALIZED $315,723 OF PAYROLL AND RELATED COSTS ASSOCIATED WITH YOUR INTERNAL STAFF EFFORT TO CONVERT YOUR CUSTOMER INFORMATION SYSTEM COMPUTER PROGRAMS. PLEASE TELL US WHY YOU BELIEVE THIS TREATMENT IS APPROPRIATE AND TELL US ANY ALTERNATE TREATMENT THAT YOU CONSIDERED. IF APPLICABLE, PLEASE ADDRESS THE REQUIREMENT OF SOP 98-1. WE NOTE THAT YOU HAVE NOT DISCLOSED AN ACCOUNTING POLICY RELATED TO INTERNAL USE COMPUTER SOFTWARE. IF SOP 98-1 IS NOT APPLICABLE, PLEASE INDICATE THE ACCOUNTING GUIDANCE IN WHICH YOU RELIED UPON TO SUPPORT YOUR POSITION AND DESCRIBE IN MORE DETAIL THE NATURE OF THE COSTS THAT ARE BEING CAPITALIZED.
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         Response: The Company capitalized $315,733 in payroll and related expense associated with our internal staff's development and configuration of our new customer information system programs (the "CIS programs"). In deciding to capitalize this expense, the Company used AICPA Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use as its accounting policy for recording these costs. The Company purchased the CIS programs from a third party vendor. However, for the CIS programs to work with the Company's existing software, the Company needed to develop interface and other software programs. The employees that worked on this project were either dedicated entirely to the project or were required to maintain time records so that the Company could properly allocate each employee's time to the project in order to capitalize the expenses in accordance with SOP 98-1.

         Specifically, under SOP 98-1, paragraph 21, the payroll and related expense the Company capitalized was "incurred to develop internal-use computer software during the application development stage." Under paragraph 31b, these costs were "for employees who are directly associated with and who devote time to the internal-use computer software project, to the extent of the time spent directly on the project..." The Company will disclose the amount and nature of these capitalized costs for each income statement presented and its accounting policy in Note 1, Summary of Significant Accounting Policies, in future filings.


Contractual Obligations, page 19

2. PLEASE CONSIDER REVISING YOUR TABLE OF CONTRACTUAL CASH OBLIGATIONS TO INCLUDE THE ESTIMATED INTEREST PAYMENTS ON YOUR DEBT BECAUSE THE TABLE IS AIMED AT INCREASING TRANSPARENCY OF CASH FLOW, WE BELIEVE THESE PAYMENTS SHOULD BE INCLUDED IN THE TABLE. IF YOU CHOOSE NOT TO INCLUDE THESE PAYMENTS, A FOOTNOTE TO THE TABLE SHOULD CLEARLY IDENTIFY THE EXCLUDED ITEMS AND PROVIDE ANY ADDITIONAL INFORMATION THAT IS MATERIAL TO AN UNDERSTANDING OF YOUR CASH REQUIREMENTS.

         Response: The Company will incorporate the estimated interest payments on its debt in its contractual obligations table included in future filings. Had we done so in our Annual Report on Form 10-K for the year ended December 31, 2004, the table would have appeared as follows.

CONTRACTUAL OBLIGATIONS

                                                                  PAYMENTS DUE BY PERIOD
In thousands                               Less than      1-3       4-5        After 5
                                            1 Year       Years     Years       Years        Total
                                           ---------  ---------  ---------  ----------   ----------
First Mortgage Bonds*                      $  5,172   $ 29,355  $   8,021   $  112,471   $  155,019
State revolving fund loans*                   1,399      1,575      1,264        6,779       11,017
Operating leases                                 87         36         24       ------          147
Unconditional purchase                        2,982      5,703      5,417       32,478       46,580
   obligations
Tank painting contractual obligation            249     ----       ----         ----            249
                                           --------   --------  ---------   ----------   ----------
     Total contractual cash
          obligations                      $  9,889   $ 36,669  $  14,726   $  151,728   $  213,012
                                           ========   ========  =========   ==========   ==========

* This includes principal and interest.



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Note 14.      Net Income per Common Share and Equity per Common Share, page 42

3. PLEASE DISCLOSE THOSE SECURITIES THAT COULD POTENTIALLY DILUTE BASIC EPS IN THE FUTURE THAT WERE NOT INCLUDED IN THE COMPUTATION OF DILUTED EPS BECAUSE TO DO SO WOULD HAVE BEEN ANTIDILUTIVE FOR THE PERIODS PRESENTED. REFER TO PARAGRAPH 40(C) OF SFAS 128.

         Response: The only security included in our calculation of diluted EPS is employee stock options, which, as a group, are dilutive. For any period presented, we did not have any other securities that could potentially dilute EPS in the future as defined in paragraph 40(c) of SFAS 128.


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                    *****************************************

Additionally, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 302-453-6912.

Very truly yours,

/s/ David B. Spacht
--------------------
David B. Spacht
Chief Financial Officer